

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 20, 2009

By U.S. Mail and Facsimile to: (662) 563-7380

Frank West
President and Chief Executive Officer
Security Capital Corporation
Post Office Box 690
Batesville, Mississippi 38606

> **Re: Security Capital Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 5, 2009 and Amended on May 15, 2009**
> **File No. 000-50224**

Dear Mr. West:

We have completed our legal review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney